Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

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LEGATO Update:

Onward and Upward!

To keep you informed of our marketing efforts, we thought we’d update you on the many, proactive programs that are in the works, along with acquisition activities. Let’s start with a review of what customers and analysts are saying about the pending EMC acquisition of LEGATO.

MARKET BUZZ:    THE ACQUISITION

Combined with EMC, LEGATO will be stronger and more of a force to be reckoned with. Analyst and industry expert feedback has been positive and fairly consistent. No wonder our competitors are on the defensive. Read what customers and partners are saying:

Customers:

On various web chat rooms and user boards, comments from our NetWorker customers show that they are bullish on LEGATO and our products!

Brisbane City (Australia) Council

“I think this is a brilliant marriage. It brings together a clear leader in life cycle management software with a giant in storage. EMC in the future will be able to offer organizations like ours, who do not have the SLA needs or indeed budgets of traditional EMC clients like banks, a more valuable solution not solely based on expensive disk technology. As a long time user of Legato software we feel our investment will be well protected by this acquisition and are very pleased to see it go forward.”

(An important reminder for all customer-facing employees: If you receive any questions about the pending EMC acquisition, please refer customers to our web site, where we have posted pertinent information, including Q&A: http://www.legato.com/nextchapter/

Partners:

Fujitsu Siemens Computers

“We have successful strategic partnerships with both companies and are EMC’s and LEGATO’s most valuable partner in Europe. We have been working with EMC for more than six years and have just celebrated the 10th anniversary of our strong business relationship with LEGATO. The combined product portfolio of EMC and LEGATO now meets all requirements for data management and data protection throughout the information lifecycle. Fujitsu Siemens Computers complements this strong product base with sound experience in designing and delivering tailor-made data and application availability solutions for heterogeneous enterprise data centers.”

STORMATRIX, Inc.

“Legato’s clear technology lead in the backup and regulatory compliance spaces coupled with EMC’s broad financial and engineering resources positions the combined company to serve the needs of the enterprise information management market in a way that no other single vendor can.”

ReSoft International

“We are excited about the potential opportunities resulting from the merging of EMC and Legato resources. We see the pooling of these resources enabling us to broaden our activities in helping our customers to implement robust, scalable email management solutions.”

Systems Imaging

“The acquisition of LEGATO is a perfect way for EMC to expand its storage business. LEGATO’s content management solutions will enable EMC to further drive its storage strategies to the next level. In addition, we sell DiskXtender on every project, which always helps to separate us from our competitors.”

Look for more comments from customers, partners and analysts on our web site soon.

MARKETING PROGRAMS

New Advertising

We are continuing our ad campaign by introducing a new ad that showcases our exceptional customer satisfaction rating of 92%. The new ad will start appearing in key publications this September.

Our just completed advertorial on “Records Management Compliance” will be placed in publications this fall.

Media and Industry Analyst Programs

Our media and industry analyst tours—in planning for several months—will occur in early August in North America and in September for EMEA.

We are promoting the performance advantages of NetWorker demonstrated recently by the results of the SGI test—visit our web site to read the press release.

We have written several contributed articles to further our thought leadership on important topics like Information Lifecycle Management and email management. We’ll be continuing to write and place articles on our key strengths and messages.

Remember—if you receive any inquiries from the media or industry analysts, refer the caller(s) to Douglas Gruehl (dgruehl@legato.com) or Deanne James (djames@legato.com)

Partner Initiatives

We recently unveiled a new and improved PartnerNet site and announced T.E.A.M.—our program that enables partners to do turnkey marketing programs that include direct mail pieces, email blasts and other promotional materials.

We have introduced a new, weekly e-newsletter that summarizes timely and relevant information.

Lead Generation

A comprehensive lead gen program is being launched for Content Management, and includes banners and sponsorships on Techinfocenter.com, Transform.com, DocManagementOnline.com, Integrated Solutions, Business Solutions, and other relevant channels.

In the planning stages is a webinar this October for government IT professionals on compliance with the Federal government Continuance of Operations plans via FPC 65.

Backup-to-disk will be featured in an email campaign, expected to launch in early September.

We continue to invest money on key words on web search engines to ensure LEGATO’s products and services are featured, and to drive traffic to our web site.

Acquisition Communications

To support the pending acquisition by EMC, we are actively communicating with our key constituencies. This serves two purposes—first, to assure our customers and partners that it is ‘business as usual’ and second, to combat the unfounded fears that some of our competitors are circulating. To date, we have:

Created and posted web content on our site to provide background and more details on the pending acquisition. Visit http://www.legato.com/nextchapter/

Sent letters to NetWorker customers. To read, visit: http://www.legato.com/nextchapter/custletternw.cfm

Created a response that can be used by the Maintenance & Renewal team when they receive customer questions (look for the response soon on NEON).

Arranged for a worldwide Partner Conference Call on July 31, hosted by David Wright.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

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